Overview

Multiple tokens. One active strategy.

The Active Crypto ETF provides exposure to a range of crypto assets through an actively managed exchange-traded product.

■	Cost-effective access to an adaptive, risk aware, multi-token crypto portfolio.

■	Research-driven strategy that seeks to identify tech and economics, growth drivers, and emerging trends across leading crypto assets.

■	Convenient and familiar exchange-traded product structure with professional management, institutional custody, and regulatory oversight.

Investment Objective: The fund seeks long-term capital growth through investments in crypto assets.

Strategy

To meet the Fund's investment objective, the Fund will employ an active investment strategy by primarily investing in a diversified basket of crypto assets, under normal market conditions. The Fund will invest in crypto assets through a fundamentally informed model-based process and will take an active view on specific crypto assets based on criteria such as fundamentals, valuation, and momentum, within a disciplined risk-based framework. The Fund primarily invests in crypto assets that meet the Fund's eligibility criteria (each an “Eligible Asset”). Under normal circumstances, the Fund is expected to hold between five and fifteen (5-15) crypto assets; however, the Fund may hold more or less at any time. The Fund may also hold cash, cash equivalents, and stablecoins to cover expenses, buy crypto assets, and allow for efficient trading. The Fund will not invest in any asset considered a security under the federal securities laws, at any time. See the prospectus for full strategy details.

Key facts and figures

Inception date	Benchmark	30-day median bid/ask spread

12/4/2025	FTSE Crypto US Listed Index	N/A

Performance

Total returns

Annualized	Current year

End date

Annualized performance unavailable

Management fee

Gross	Net	Limitation type
0.90%	0.75%	Contractual Expires N/A

Performance data quoted represents past performance and does not guarantee future results; current performance may be higher or lower than performance quoted. Investment returns and principal value will fluctuate and shares, when sold, may be worth more or less than their original cost. Market returns are based on the midpoint of the bid/ask spread as of 4 p.m. ET and do not represent returns an investor would receive if shares were traded at other times.

Returns include reinvestment of dividends and capital gains, if any.

The Fund expects to pay the Sponsor a Management Fee, monthly in arrears, in an amount equal to 0.90% per annum of the daily NAV of the Fund. As of the date of this prospectus, the Sponsor irrevocably waives 0.15% of the Management Fee until May 31, 2027, for a net Management Fee of 0.75% per annum of the daily NAV of the Fund. The waiver will automatically terminate on May 31, 2027, and may only be extended at the sole discretion of the Sponsor.

The T. Rowe Price Active Crypto ETF's only ordinary recurring expense is the Sponsor’s annual management fee applied to the NAV of the fund.

Holdings

Full holdings

Data as of	Search ticker, name, sector, or industry

Name	% of fund	Ticker	Asset quantity	Market value
Cash/Cash equivalent USD	100.00	N/A	0.00000000	S24.399.85
XRP	0.00	TC0W65HU	1.724.65600000	$0.00
BITCOIN	0.00	TC23VEDM	0.14100000	$0.00
ETHEREUM	0.00	TC2Q20ZY	1.26200000	$0.00
LITECOIN	0.00	TC3JSDG3	15.96600000	$0.00
DOGECOIN	0.00	TC78POD2	14,732.80300000	$0.00

Market Metrics

Market data	Premium/discount to NAV

Market data

as of N/A

Active Crypto ETF
NAV (%) changed	N/A
NAV	N/A
Closing Market Price	N/A
Closing Market Price % Change	N/A
Total Net Assets	N/A
Premium/Discount	N/A
Shares Outstanding	N/A
Previous Day Trading Volume (Shares)	N/A
30 Day Median Bid/Ask Spread	N/A
Market Price 52 week high	N/A
Market Price 52 week low	N/A
NAV 52 week high	N/A
NAV 52 week low	N/A

Fund Inception: 12/04/2025

Past performance cannot guarantee future results.

Literature

Literature	Download	Email
Qualified Notice
Full Prospectus
10-Q
10-K
8-K Filings

Manager and team

Blue Macellari
Portfolio Manager

Years at T.Rowe Price	3

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David Kroger
Co-Portfolio Manager

Years at T.Rowe Price	1
Years of investment experience	9

Sean McWilliams
Co-Portfolio Manager

Years at T.Rowe Price	16
Years of investment experience	16

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Stefan Hubrich
Co-Portfolio Manager

Years at T.Rowe Price	20
Years of investment experience	22

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Dante Pearson
Co-Portfolio Manager

Years at T.Rowe Price	8
Years of investment experience	10

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Contact Us

877.561.7670	advisorservices@troweprice.com

Important Information

Risk Considerations: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the Fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the Fund. See the prospectus for more detail on the fund's principal risks.

Statement of Additional Information (SAI)

Past performance cannot guarantee future results.

Market value of holdings shown are illustrative and may differ from the values used to calculate the fund's net asset value (“NAV”). For information on valuation of portfolio assets used to calculate NAV, please see the prospectus.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Figures may not total due to rounding.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

202607 - 5702608

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T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price funds.

Management fee

Gross	Net	Limitation type
0.90%	0.75%	Contractual Expires N/A

Performance data quoted represents past performance and does not guarantee future results; current performance may be higher or lower than performance quoted. Investment returns and principal value will fluctuate and shares, when sold, may be worth more or less than their original cost. Market returns are based on the midpoint of the bid/ask spread as of 4 p.m. ET and do not represent returns an investor would receive if shares were traded at other times.

Returns include reinvestment of dividends and capital gains, if any.

The Fund expects to pay the Sponsor a Management Fee, monthly in arrears, in an amount equal to 0.90% per annum of the daily NAV of the Fund. As of the date of this prospectus, the Sponsor irrevocably waives 0.15% of the Management Fee until May 31, 2027. for a net Management Fee of 0.75% per annum of the daily NAV of the Fund. The waiver will automatically terminate on May 31, 2027, and may only be extended at the sole discretion of the Sponsor.

The T. Rowe Price Active Crypto ETF’s only ordinary recurring expense is the Sponsor’s annual management fee applied to the NAV of the fund.

Management fee

Gross	Net	Limitation type
0.90%	0.75%	Contractual Expires N/A

Performance data quoted represents past performance and does not guarantee future results; current performance may be higher or lower than performance quoted. Investment returns and principal value will fluctuate and shares, when sold, may be worth more or less than their original cost. Market returns are based on the midpoint of the bid/ask spread as of 4 p.m. ET and do not represent returns an investor would receive if shares were traded at other times.

Returns include reinvestment of dividends and capital gains, if any.

The Fund expects to pay the Sponsor a Management Fee, monthly in arrears, in an amount equal to 0.90% per annum of the daily NAV of the Fund. As of the date of this prospectus, the Sponsor irrevocably waives 0.15% of the Management Fee until May 31, 2027, for a net Management Fee of 0.75% per annum of the daily NAV of the Fund. The waiver will automatically terminate on May 31, 2027, and may only be extended at the sole discretion of the Sponsor.

The T. Rowe Price Active Crypto ETF’s only ordinary recurring expense is the Sponsor’s annual management fee applied to the NAV of the fund.

Premium/discount to NAV

as of 07/02/2026

The above chart presents information about the difference between the daily market price for shares of the ETP and the ETP's net asset value. The market price isdetermined using the midpoint of the bid/ask spread at market close (typically. 4 p.m. ET). The vertical axis of the chart shows the premium or discount expressed in basispoints (bps). If the fund's market price exceeds its NAV, it is trading at a premium and is represented by a positive value. If the fund's market price is below the NAV. the ETP is trading at a discount and is represented by a negative value. This value is recorded daily over the time period displayed along the horizontal axis.

Number of days at premium/discount to NAV

	Calendar year 2025	Q1 2026	02 2026	Q3 2026	Q4 2026
Days traded at premium	15	56	18	N/A	N/A
Days traded at discount	0	3	5	N/A	N/A

Past performance cannot guarantee future results.